UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	000-25287

Tower Financial Corporation

(Exact name of registrant as specified in its charter)

116 East Berry Street, Fort Wayne, Indiana 46802 (260) 427-7000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, no par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 0*

* Effective as of 11:56 p.m. Eastern Daylight Time on April 25, 2014, Tower Financial Corporation, an Indiana corporation (the “Registrant”), merged with and into Old National Bancorp, an Indiana corporation (“Old National”), with Old National surviving. Accordingly, as of the date hereof, there are no holders of record of common stock of the Registrant.

Pursuant to the requirements of the Securities Exchange Act of 1934, Old National Bancorp, as successor by merger to Tower Financial Corporation, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

TOWER FINANCIAL CORPORATION

Date: May 5, 2014	By:	/s/ Jeffrey L. Knight
Jeffrey L. Knight, Executive Vice President,
Chief Legal Officer and Corporate Secretary of successor corporation by merger, Old National Bancorp